Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-67453
                                                                    333-67453-01
                                                                    333-67453-02
                                                                    333-67453-03



THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS RELATE TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT ARE NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  Subject to Completion, Dated August 21, 2001
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 1998)
                                  $425,000,000

                              (ALABAMA POWER LOGO)

            $                     SERIES N           % SENIOR NOTES
                             DUE SEPTEMBER 1, 2004

           $                     SERIES O FLOATING RATE SENIOR NOTES
                               DUE MARCH 3, 2003
                          ---------------------------
     This is a public offering by Alabama Power Company of $ of Series N % Senior Notes due September 1, 2004 and $ of Series O Floating Rate Senior Notes due March 3, 2003. The Series N Senior Notes and the Series O Senior Notes are collectively referred to as the Senior Notes.

     Interest on the Series N Senior Notes is payable September 1 and March 1 of each year, beginning March 1, 2002.

     Interest on the Series O Senior Notes is payable        on                ,
beginning                , 2001. The per annum interest rate on the Series O
Senior Notes will be reset                based on                LIBOR plus
  %; however, under certain limited circumstances described in this Prospectus Supplement, the interest rate on the Series O Senior Notes will be determined without reference to LIBOR.

     The Senior Notes are not redeemable prior to maturity.

     The Senior Notes should be delivered on or about August 29, 2001 through the book-entry facilities of The Depository Trust Company.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                     Per Series N                              Per Series O
                                      Senior Note             Total             Senior Note             Total
--------------------------------------------------------------------------------------------------------------------
Public Offering Price...........           %                    $                    %                    $
Underwriting Discount...........           %                    $                    %                    $
Proceeds to Alabama Power
  Company.......................           %                    $                    %                    $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                          ---------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                          ---------------------------
LEHMAN BROTHERS
                     BNY CAPITAL MARKETS, INC.
                                         JACKSON SECURITIES INC.
                                                       SCOTIA CAPITAL
August   , 2001

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Senior Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                                TABLE OF CONTENTS

                                      PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company                              S-3
Capitalization                           S-3
Recent Results of Operations             S-3
Use of Proceeds                          S-3
Description of the Senior Notes          S-4
Experts                                  S-8
Underwriting                             S-9

                                      PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             5
Certain Ratios                             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                   THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 2001, and as adjusted to reflect the transaction described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                     AS OF JUNE 30, 2001
                                                             -----------------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                             ----------   --------------
                                                               (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity........................................  $3,242,629     $3,242,629      42.5%
Cumulative Preferred Stock.................................     317,512        317,512       4.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes.......................................     347,000        347,000       4.5
Senior Notes...............................................   2,441,974      2,866,974      37.6
Other Long-Term Debt.......................................     853,770        853,770      11.2
                                                             ----------     ----------     -----
Total, excluding amounts due within one year...............  $7,202,885     $7,627,885     100.0%
                                                             ==========     ==========     =====

---------------

(1) Reflects the issuance of the Senior Notes.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended June 30, 2001, "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $3,774,695,000, $938,209,000 and $394,609,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended June 30, 2001 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the twelve months ended June 30, 2001 was 3.23. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2000 was 3.33.

                                 USE OF PROCEEDS

     The proceeds from the sale of the Senior Notes will be applied by the Company to redeem on August 31, 2001 $131.5 million aggregate principal amount of its First Mortgage Bonds, 9% Series due February 1, 2024 and will be used for other general corporate purposes which may include the repayment of a portion of the Company's outstanding short-term indebtedness, which aggregated approximately $358,000,000 as of August 20, 2001.

                         DESCRIPTION OF THE SENIOR NOTES

     Set forth below is a description of the specific terms of the Series N % Senior Notes due September 1, 2004 (the "Series N Senior Notes")and the
Series O Floating Rate Senior Notes due March 3, 2003 (the "Series O Senior Notes" and, together with the Series N Senior Notes, the "Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

  Series N Senior Notes

     The Series N Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series N Senior Notes will be initially issued in the aggregate principal amount of $ . The Company may, without the consent of the holders of the Series N Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms (except for the issue price and issue date) as the Series N Senior Notes. Any additional notes having such similar terms, together with the Series N Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series N Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on September 1, 2004. The Series N Senior Notes are not subject to any sinking fund provision. The Series N Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

  Series O Senior Notes

     The Series O Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series O Senior Notes will be initially issued in the aggregate principal amount of $ . The Company may, without the consent of the holders of the Series O Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms (except for the issue price and issue date) as the Series O Senior Notes. Any additional notes having such similar terms, together with the Series O Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series O Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 3, 2003. The Series O Senior Notes are not subject to any sinking fund provision. The Series O Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

  Series N Senior Notes

     Each Series N Senior Note shall bear interest at the rate of % per annum from the date of original issuance, payable semiannually in arrears on September 1 and March 1 of each year to the person in whose name such Series N Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial interest payment date is March 1, 2002. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series N Senior Notes is not a Business Day (as defined below), then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

  Series O Senior Notes

     Each Series O Senior Note shall bear interest from the date of original issuance, payable in arrears on to the person in whose name such Series O Senior
Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial interest payment date for the Series O Senior Notes is , 2001. The amount of interest payable will be computed on the basis of the actual number of days elapsed over a 360-day year. If any interest payment date for the Series O Senior Notes would otherwise be a day that is not a Business Day, the interest payment date will be the next succeeding Business Day, except that if the next succeeding Business Day follows in the next calendar month, the interest payment date will be on the next preceding Business Day.

     The Series O Senior Notes will bear interest for each Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus %; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the Company and the Senior Note Indenture Trustee, if the Senior Note Indenture Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series O Senior Notes, the Company and the Senior Note Indenture Trustee.

     If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Series O Senior Notes as follows:

          (1) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus %.

          (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus %; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

     Upon the request of a holder of the Series O Senior Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

     The following definitions apply to the Series O Senior Notes:

     "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

     "Calculation Agent" means The Chase Manhattan Bank, or its successor appointed by the Company, acting as calculation agent.

     "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

     "Interest Period" means the period commencing on an interest payment date for the Series O Senior Notes (or, with respect to the initial Interest Period only, commencing on the issue date for the Series O Senior Notes) and ending on the day before the next succeeding interest payment date for the Series O Senior Notes.

     "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U.S. dollars having an index maturity of for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m., London time, on the Interest Determination Date (the "Reported Rate").

     "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

     "Telerate Page 3750" means the display designated on page 3750 on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

RANKING

     The Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $808,000,000 outstanding at June 30, 2001. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Senior Notes will not be redeemable by the Company prior to their respective maturities.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Senior Notes. Each series of the Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global certificates for each series of the Senior Notes will be issued, representing in the aggregate the total principal amount of the respective series of the Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc.

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC's records. The ownership interest of each actual purchaser of Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Senior Note will not be entitled to receive physical delivery of Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Senior Notes. In that event, certificates for the Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                     EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Senior Notes set forth opposite its name below:

                                                            PRINCIPAL AMOUNT OF     PRINCIPAL AMOUNT OF
                          NAME                             SERIES N SENIOR NOTES   SERIES O SENIOR NOTES
                          ----                             ---------------------   ---------------------
Lehman Brothers Inc. ....................................      $                       $
BNY Capital Markets, Inc.................................
Jackson Securities Inc. .................................
Scotia Capital (USA) Inc. ...............................
                                                               ------------            ------------
          Total..........................................      $                       $
                                                               ============            ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

     The Underwriters propose to offer the Senior Notes in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $ and $ per Series N Senior Note and Series O Senior Note, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ and $ per Series N Senior Note and Series O Senior Note, respectively, to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Prior to this offering, there has been no public market for the Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Senior Notes. The Underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Senior
Notes are estimated to be $               .

     In order to facilitate the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Senior Notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the Underwriters may bid for, and purchase, Senior Notes in the open market. The Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Senior Notes in the offering, if the Underwriters repurchase previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     The Underwriters engage in transactions with, and, from time to time, have performed investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business.

     Lehman Brothers Inc. will make Senior Notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman Brothers Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Lehman Brothers Inc. based on transactions the underwriter conducts through the system. Lehman Brothers Inc. will make Senior Notes available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                                  $425,000,000

                              (ALABAMA POWER LOGO)

                 $              SERIES N        % SENIOR NOTES
                             DUE SEPTEMBER 1, 2004

               $              SERIES O FLOATING RATE SENIOR NOTES
                               DUE MARCH 3, 2003

                          ---------------------------
                              PROSPECTUS SUPPLEMENT
                                  August , 2001
                          ---------------------------

                                 LEHMAN BROTHERS

                           BNY CAPITAL MARKETS, INC.
                            JACKSON SECURITIES INC.
                                 SCOTIA CAPITAL